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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                                                      Commission File Number          333-112782

INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED
in its capacity as manager of the Interstar Millennium Series 2004-2G Trust
ABN 31 047 035 627

(Exact name of registrant as specified in its charter)

LEVEL 10, 101 COLLINS STREET, MELBOURNE, VICTORIA, 3000, AUSTRALIA  (0011) 613 8616 1600

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

INTERSTAR MILLENNIUM SERIES 2004-2G TRUST
CLASS A MORTGAGE BACKED FLOATING RATE NOTES

INTERSTAR MILLENNIUM SERIES 2004-2G TRUST
CLASS AB MORTGAGE BACKED FLOATING RATE NOTES

INTERSTAR MILLENNIUM SERIES 2004-2G TRUST
CLASS B MORTGAGE BACKED FLOATING RATE NOTES

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☒

Approximate number of holders of record as of the certification or notice date:            19

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2005	By: /s/ Gerard Browne Company Secretary

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (12-04)